July 16, 2012

United States Securities and Exchange Commission

1 Station Place, N.E.

Mail Stop 4631

Washington, D.C. 20549-4631

Attn: Terence O’Brien, Accounting Branch Chief

RE:	Northwest Pipe Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed April 27, 2012
File No. 000-27140

Dear Mr. O’Brien:

Thank you for your comments regarding the above referenced filing. The following sets forth the comments made in your letter dated June 29, 2012 and our responses thereto:

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis, page 28

1. Comment: In future filings, please expand the discussion of gross profit to quantify the various offsetting factors and provide analysis of the underlying reasons. Also, it is not clear how the increase in steel prices and related adjustments in sales prices of your products impacted gross profit. In future filings, please provide an expanded analysis of steel prices and your ability to recover amounts through sales price adjustments and contract provisions that enables investors to understand the effects through the eyes of management.

Response:

In future filings, we will expand our discussions of gross profit as well as provide an expanded analysis of steel prices and our ability to recover steel price increases.

2. Comment: Please provide us with an explanation of the $4.1 million allowance recorded on notes receivable.

Response:

We extended a loan, primarily in 2008, to an individual who has been developing a water pipeline project in Colorado. The loan is collateralized by water rights obtained as a result of the project. In addition, we have recourse to the individual’s personal credit. Our loan review procedures considered the following factors: (i) overall progress of the water project, (ii) the individual’s personal net worth, in particular his ownership of real estate, (iii) value of the water rights which constitute collateral under the loan agreement, and (iv) overall communication with and responsiveness of the debtor. The prospects for us recovering the loan became increasingly uncertain during 2011, primarily due to debtor’s deteriorating personal financial position, legal challenges facing the water pipeline project, and a decrease in the responsiveness of the debtor. When applying guidance in ASC 310-10-35-16, we concluded that it became probable during 2011 that we would be unable to collect all amounts due according to the contractual terms of the loan agreement. We therefore recorded a specific valuation allowance of $4.1 million, including the full principal and accrued interest due to the factors noted above.

5721 SE Columbia Way | Suite 200 | Vancouver, WA 98661

Telephone (360) 397-6250 | Fax (360) 397-6257

www.nwpipe.com

Note 18 – Restatement of Consolidated Financial Statements, page F-33

3. Comment: Please provide us with an explanation of the change in assumption underlying your estimate of depreciation using the units of production method beginning January 1, 2009.

Response:

Effective January 1, 2006, we switched from the straight line method of depreciation to units of production method of depreciation on most operating assets. At that time, we made our initial estimate of total units of production over the useful life of the assets (“Original Lifetime Units”) to be used in the denominator of the units of production calculation. Depreciation expense each period thereafter was calculated using the Original Lifetime Units in the denominator and actual units of production in the numerator. The estimate of the Original Lifetime Units was not revisited until 2011 despite subsequent changes in facts, including recurring annual shortfalls between anticipated and actual unit production volume, the significant and unanticipated economic downturn commencing in the latter part of 2008, and a change in management’s intent to reduce the focus on major maintenance and instead to dispose of assets when considered economically obsolete. When we reviewed the Original Lifetime Units estimates in 2011, we determined that they were too high, and therefore we were not systematically and rationally allocating equipment depreciation.

We undertook an analysis to determine whether the Original Lifetime Units were reasonable at the outset and to determine whether they became unreasonable and should have been reduced as of the end of any of the fiscal years between 2006 and 2010. Such an analysis is subjective and requires considerable judgment, in particular to remove the effect of hindsight. One analytic tool we used to assess whether the Original Lifetime Units was reasonable was to calculate effective implied life – how many years it would take to fully depreciate the assets, using estimates of future production volume. We determined that the implied total useful lives were reasonable at adoption as well as at the end of 2006 and 2007, but increased significantly and became difficult to support at the end of 2008 and thereafter. Therefore, we determined that as of January 1, 2009 ( i.e., when the implied useful lives were no longer reasonable), a change in estimate to reduce the denominator on a prospective basis should have occurred.

As a result, we reduced our estimate of total lifetime units of production and made the correction effective January 1, 2009.

4. Comment: Please explain to us the nature of the error made in estimating the remaining lives of non-operating equipment depreciated using the straight-line method of depreciation. Explain specifically why it was an error and not a change in estimate.

Response:

Once we determined we had an error in estimating the lifetime units of production for operating assets under the units of production method, we initiated a review of the useful lives for assets depreciating under the straight line method.

In our analysis, we determined that the Company had assigned a life of 18 years to a variety of non-operating assets that were being depreciated under the straight line method. In substance, we were using a bundled depreciation approach for a variety of assets that had different physical characteristics, different intended uses, and different expected useful lives. We note that although not authoritative guidance, a draft AICPA Statement of Position, Accounting for Certain Costs and Activities related to Property, Plant and Equipment (drafted but never issued; the project was terminated by the FASB in 2004), describes requirements for proposed “component” and “group-life” depreciation methods, which rely on the use of weighted average useful lives. The draft states that “an entity should apply component accounting to a level such that significant PP&E with varying expected useful lives would not be included in the same component.” The draft also states that for an entity to apply the group-life method, the entity should have reasonable statistical data to support parameters of the method, such as expected useful life and the dispersion of useful lives around the average; the method should be supported by regular, periodic statistical and historical studies. Although these proposed provisions did not ultimately become authoritative guidance, they highlight the importance of a homogeneous useful life among bundled assets and adequate data to support the continued use of the weighted average useful life.

Effectively, for the purpose of depreciation calculation, assets with shorter and longer useful lives were bundled together. With the passage of time, assets with shorter useful lives that were disposed at the end of their useful lives would have remaining net book value at the disposal date, causing a disposal loss due to the under-depreciation. Assets with longer useful lives that remained in service through the end of their true useful lives would have no depreciation expense in the later years due to over-depreciation in the earlier years. Such bundled approach would not be appropriate for assets with dissimilar useful lives. Because of that, and considering that we did not have any statistical or other adequate analysis to support the appropriateness of the bundled method, we concluded that assigning a uniform life was an error.

The decrease in depreciation for non-operating assets was $0.4 million in 2009, $0.3 million in 2010 and $0.1 million in the first six months of 2011.

5. Comment: You disclose that you made adjustments to correct errors related to certain assets that were no longer on your premises. Please tell us whether this restatement is included in Footnote 14 of your Form 10-Q for the quarter ended September 30, 2011. If not, please quantify the adjustments and tell us when this error was discovered.

Response:

In the third quarter of 2011, we initiated a fixed assets survey which included a physical verification of the existence and condition of our fixed assets. The error was discovered as a result of this survey.

The resulting adjustment made to correct errors related to assets that were no longer on our premises was made primarily to the beginning retained earnings balance at January 1, 2009, because, based on our assessment of the characteristics of such assets and taking into account input from the operating plant personnel, we determined that the vast majority of such assets was disposed prior to January 1, 2009. This adjustment of $1.3 million was included in the restated balances of property and equipment and retained earnings in the Consolidated Balance Sheet as of December 31, 2010, included in Footnote 14 of our Form 10-Q for the quarter ended September 30, 2011. Note that we also determined that certain fixed assets that were no longer on our premises were disposed of after January 1, 2009; however, the related financial statement impact of such asset disposals was clearly immaterial.

Form 10-Q for the Fiscal Quarter Ended March 31, 2012

Note 6 – Commitments and Contingencies, page 9

6. Comment: Please tell us if there have been any developments in your class action lawsuits since the initial settlement mediation on January 30, 2012. In future filings, please disclose the reasonably possible loss or range of loss or state such an estimate cannot be made. We note your current disclosure that the litigation is at an early stage and it is not possible to predict its outcome. While we understand there are uncertainties associated with estimating the amount of reasonably possible loss, ASC 450-20-50 does not require the amount to be precise. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please note that you may provide your quantified disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Response:

In order to evaluate claims, we, with the assistance of internal and outside counsel, continuously analyze each potentially material matter, taking into account the procedural status of the case, any recent rulings by the court, advice of experts and counsel, any settlement discussions and other developments that may impact its analysis. Each reporting period, we evaluate all new developments and information and re-evaluate our loss contingency disclosures to ensure that they reflect the most current information known to us. Based upon this analysis, we determine whether a loss is probable or reasonably possible, whether it is reasonably possible to estimate any probable or reasonably possible range of loss and, if appropriate, revise our loss contingency disclosures to reflect our most current assessment of each potentially material matter.

Based on the information available to us at the time we filed our Form 10-Q for the quarter ended March 31, 2012 on May 15, 2012, we could not estimate a reasonably possible loss or range of reasonably possible losses for our class action lawsuits because no discovery had yet occurred in the case and the January 30, 2012 initial mediation session did not conclude with any proposed settlement or range of proposed settlement amounts for all plaintiffs’ claims. Subsequent to our filing on May 15, 2012, the plaintiffs made a firm offer on May 31, 2012 to settle all of their class action claims for $15.75 million and a second mediation session was scheduled for July 19, 2012. Both the May 31 settlement offer by the class action plaintiffs and the results of the July 19 mediation session, as well as any other developments that may occur, will be considered by us along with all other relevant factors in disclosing the reasonably possible loss or range of loss in our Form 10-Q for the quarter ended June 30, 2012.

Liquidity and Capital Resources, page 18

7. Comment: You disclose on page 19 that you had an additional net borrowing capacity under your Credit Agreement of $58.0 million at March 31, 2012. In future filings please clarify whether the additional amounts available to you represents the maximum amount you can borrow without violating your covenants as of the most recent balance sheet date. Please refer to Section 501.13 of the Financial Reporting Codification for guidance.

Response:

In future filings, we will clarify that the additional amounts available to us under our Credit Agreement represent the maximum amount we can borrow without violating our covenants.

Pursuant to your comments, we acknowledge that a) we are responsible for the adequacy and accuracy of the disclosure in our filing; b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and c) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please call me at (360) 397-6250 or fax me at (360) 397-6257.

Respectfully yours,

/s/ Richard A. Roman

Richard A. Roman
President and Chief Executive Officer